Exhibit 12.1

RATIO OF EARNINGS TO FIXED CHARGES

	Fiscal year ended December 31,
	2004		2003 Restated		2002 Restated		2001 Restated		2000 Restated
	(in thousands, except ratios)
Earnings:

Income (loss) before income taxes	(14,576)		(1,559)		(5,745)		(3,943)		5,017

Add: Fixed charges	33,228		27,117		28,566		9,570		5,460

Total earnings	18,652		25,558		22,821		5,627		10,477

Fixed Charges:

Interest	30,486		24,270		26,608		8,623		4,858
Amortization/ debt issue costs & bond discount	2,352		1,861		719
Interest factor of rental expense (a)	390		986		1,239		947		602

Total fixed charges	33,228		27,117		28,566		9,570		5,460

Ratio of earnings to fixed charges	0.6	x	0.9	x	0.8	x	0.6	x	1.9	x

(a) COMPUTATION OF INTEREST FACTOR OF RENTAL EXPENSE

Rental expense (equipment only)	1,171	2,958	3,716	2,842	1,805
Interest factor	33%	33%	33%	33%	33%

Total	390	986	1,239	947	602